Exhibit 99.108

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Dollar amounts expressed in thousands of Canadian Dollars)

3rd Quarter 2020

Management’s Discussion and Analysis Amended
For the Three and Nine Months Ended June 30, 2020	Protech Home Medical Corp.

Notice to Reader

The management’s discussion and analysis for the three and nine months ended June 30, 2020 of the Company has been amended following the amended and restated financials reviewed by the Company’s Auditors. This amended management’s discussion and analysis for the three and nine months ended June 30, 2020 (the “Amended MD&A”) was filed to address the changes as a result of the amended and restated financial statements. In particular, the Company has made revisions in this Amended MD&A as follows.

As described in Note 17, the Company identified certain errors and adjustments, as set out below.

1.	Recognition of deferred revenue relating to rental billings in the condensed consolidated interim financial statements as at June 30, 2020 and September 30, 2019, and for the three and nine months ended June 30, 2020 and 2019.

2.	Classification of expenses in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three and nine months ended June 30, 2020 and 2019.

3.	Classification of leases and equipment loans in the condensed consolidated interim statements of financial position as at June 30, 2020 and September 30, 2019, and related interest expense in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three and nine months ended June 30, 2020 and 2019

4.	Recognition of goodwill impairment in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) and cash flows for the nine months ended June 30, 2019 that had previously been recorded in the year ended September 30, 2019.

5.	Recognition and measurement of assets, liabilities, and consideration relating to the business acquisitions that were previously reported in the previously issued condensed consolidated interim financial statements as at and for the three and nine months ended June 30, 2020.

6.	During the year ended September 30, 2020, the Company revised its estimate related to reserve for expected credit losses, and presentation of certain operating expenses under discontinued operations. The effects of these changes are reflected in the condensed consolidated interim statements of financial position as at June 30, 2020, and the condensed consolidated interim statements of income (loss) and comprehensive income (loss) and cash flows for the periods ended June 30, 2020 and 2019.

7.	Recognition of government grants and warrant derivative liabilities in the condensed consolidated interim financial statements as at June 30, 2020, and for the three and nine months ended June 30, 2020.

8.	Certain accompanying notes to the condensed consolidated interim financial statements as at June 30, 2020 and September 30, 2019, and for the three and nine months ended June 30, 2020 and 2019.

Accordingly, the previously issued condensed consolidated interim financial statements as at and for the three and nine months ended June 30, 2020 have been withdrawn and are refiled dated May 10, 2021.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Dollar amounts expressed in thousands of Canadian Dollars)

The following amended Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Protech Home Medical Corp. (“Protech” or the “Company”), prepared as of May 10, 2021 and should be read in conjunction with the interim condensed consolidated financial statements for the quarter ended June 30, 2020, including the notes therein. The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in Canadian dollars. The words “we”, “our”, “us”, “Company”, and “Protech” refer to Protech Home Medical Corp and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Table of Contents

Caution Regarding Forward-Looking Statements	Page 3
Quarterly Highlights and Selected Quarterly Information	Page 4
About Our Business and Operating Results	Pages 4 – 8
Financial Position	Pages 8 – 10
Accounting and Disclosure Matters	Pages 10 – 13
Financial Instruments and Risk Management	Pages 13 – 14
Risk Factors	Pages 14 – 18

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and assumes no obligation to update them.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A PRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, THE COMPANY DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LEGISLATION.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

QUARTERLY HIGHLIGHTS

-	Increased revenues to $25.7 million, or 28%, from the quarter ended June 30, 2019, achieving a $100 million annual run rate

-	Completed a bought deal public offering for gross proceeds of $31.8 million

-	Increased the number of equipment set-ups to 57,551 in the quarter ended June 30, 2020 from 52,007 in the quarter ended June 30, 2019, an increase of 11%

-	Increased the number of respiratory resupply set-ups to 14,436 in the quarter ended June 30, 2020 from 11,034 in the quarter ended June 30, 2019, an increase of 31%

-	Generated Adjusted EBITDA of $6 million, a 60% increase from the prior year quarter

SELECTED INTERIM INFORMATION

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the nine months ended June 30, 2020	For the nine months ended June 30, 2019
Number of patients served(1)	37,128	31,306	74,898	63,847
Number of equipment set-ups or deliveries	57,551	52,007	184,204	154,626
Respiratory resupply set-ups or deliveries	14,436	11,034	41,855	33,954
Adjusted EBITDA(2)	$6,047	$3,763	$13,210	$11,292

(1)	The nine-month periods do not equal the sum of the respective three-month periods due to some patients being served in multiple three-month periods.

(2)	Refer to page four for definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”)

The words “we”, “our”, “us”, “Company”, and “Protech” refer to Protech Home Medical Corp. and/or the management and employees of the Company.

ABOUT OUR BUSINESS

Protech business objective

The growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Protech fills this need by delivering a growing number of specialized products and services to achieve these goals. Protech seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies.

Future Outlook

Protech expects to generate net profit and positive adjusted EBITDA, excluding IFRS treatment of non-cash items. Our top priority continues to be the generation of operational net profit, positive cash flow, and positive EBITDA in fiscal year 2020 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our service and to gain market share.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points in order to maintain our healthy gross margin while growing revenues via the cross selling of services to existing and acquired patients.

OPERATING RESULTS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, non-essential business closures, quarantines, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The Company is considered an essential business and, as such, has continued full operations throughout the pandemic. The Company’s operations continue to perform soundly, with demand remaining elevated and supply chain stability continuing through the third quarter and thereafter. In particular, the Company has experienced increased demand for respiratory equipment, such as ventilators and oxygen concentrators, CPAP supplies, and, in the second half of the third quarter, sleep products.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

As certain areas of the US, including some markets where the Company operates, are seeing a second wave of COVID-19 cases, the Company has taken the necessary steps to plan, prepare, and respond, treating patients in their homes to relieve the strain on the traditional healthcare system. We continue to provide our patient-facing employees with personal protective equipment.

During the three months ended June 30, 2020, the Company received relief payments related to the two separate provisions of the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

Payroll Protection Plan (“PPP’)

April 21, 2020, the Company received approximately $6,000,000 ($5,800,000 at the June 30, 2020 exchange rate) related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company expects to meet the PPP’s forgiveness eligibility criteria.

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the three months ended June 30, 2020, The Company received approximately $2,400,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expense or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP Can be used to meet the terms and conditions for the Relief Fund. The Company expects to meet the Relief Fund’s terms and conditions.

Accounting policies and estimates

The interim consolidated financial statements for the three and nine months ended June 30, 2020 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting treatment of certain items such as impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’ s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’s performance. These metrics are non-standard measures under IFRS and may not be identical to similar measures reported by other companies. Also, in the future, we may disclose different non- IFRS financial measures to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and adjusted EBITDA certain items (mostly non-cash) are excluded from net income (loss) including interest, income taxes, depreciation, amortization, change in fair value of debentures and derivative, stock-based compensation, loss from cyber incident, and acquisition-related costs. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

-	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in purchase accounting. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.

-	The amount of interest expense we incur may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense or interest income to be a representative component of the day-to-day operating performance of our business.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

-	Change in fair value of debentures and derivative may be useful for investors to consider as it represents changes in the fair value of debentures, driven by changes in the trading price of the debentures. These changes are non-cash, as the settlement of the underlying debenture will be at the face value.

-	Provision for income taxes may be useful for investors to consider because it generally represents the taxes which may be payable for the period and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

-	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’ s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’ s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’ s long-term strategic objectives and do impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.

-	Loss from cyber incident and acquisition-related costs were non-recurring costs that we do not consider to be representative of day-to-day operations.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

The following table of adjusted EBITDA show our IFRS measures reconciled to EBITDA (non-IFRS measure) for the indicated periods. The table of net (loss) income is also measured based on IFRS. Both tables are shown net of discontinued operations. Discontinued operations are comprised of the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale, less costs to sell.

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Net income (loss) from continuing operations	$(3,382)	$(12,564)	$(5,068)	$(14,073)
Add back:
Depreciation and amortization	5,058	3,377	14,319	9,699
Interest expense, net	651	944	1,875	2,105
Change in fair value of debentures and derivative	3,314	(161)	1,500	(133)
Transaction costs	284	-	284	-
Loss on extinguishment of debt	-	1,107	-	1,107
Provision for income taxes	49	29	93	134
EBITDA	5,974	(7,268)	13,003	(1,161)
Stock-based compensation	73	446	207	1,337
Impairment of goodwill	-	-	-	531
Loss from cyber incident	-	9,184	-	9,184
Acquisition-related costs	-	1,401	-	1,401
Adjusted EBITDA	$6,047	$3,763	$13,210	$11,292

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Revenues	$25,735	$20,164	$71,610	$61,497
Inventory sold	7,223	5,836	19,697	17,687
Operating expenses	13,113	10,604	39,642	32,388
Depreciation	4,850	3,224	13,651	9,244
Amortization of intangible assets	208	153	668	455
Stock-based compensation	73	446	207	1,337
Impairment of goodwill	-	-	-	531
Loss from cyber incident	-	9,184	-	9,184
Acquisition-related costs	-	1,401	-	1,401
Gain on disposals of property and equipment	(15)	(39)	(106)	124
Other expense (income)	(633)	-	(833)	6
Interest expense, net	651	944	1,875	2,105
Transaction costs	284	-	284	-
Loss on extinguishment of debentures	-	1,107	-	1,107
Change in fair value of debentures and derivative	3,314	(161)	1,500	(133)
Provision for income taxes	49	29	93	134
Net income (loss) from continuing operations	(3,382)	(12,564)	(5,068)	(14,073)
Income (loss) from discontinued operations	-	25	(1,158)	607
Net income (loss)	$(3,382)	$(12,539)	$(6,226)	$(13,466)
Income (loss) per share
Basic	$(0.04)	$(0.15)	$(0.07)	$(0.16)
Diluted	(0.04)	(0.15)	(0.07)	(0.16)

Revenue

For the three months ended June 30, 2020, revenue totaled $25,735,000, an increase of approximately $5,571,000, or 28%, from the same period in 2019. This increase is due to the acquisitions of two businesses in the first quarter of fiscal year 2020 and organic growth.

For the nine months ended June 30, 2020, revenue totaled $71,610,000, an increase of approximately $10,113,000, or 16%, from the same period in 2019. This increase is due to the acquisitions of two businesses in the first quarter of fiscal year 2020 and organic growth.

Operating expenses

For the three months ended June 30, 2020, total operating expenses were $13,113,000, or 51% of revenue, as compared to $10,604,000, or 53% of revenue for the same period in 2019. The increase in dollars was primarily due to approximately $1,500,000 from the acquisitions of two businesses in the first quarter of 2020. An increase in bad debt expense was partially offset by lower facility costs due to the adoption of IFRS 16, Leases (see Note 2 to the interim condensed consolidated interim financial statements). The improvement as a percent of revenue is due to controlling payroll costs relative to increasing revenues.

For the nine months ended June 30, 2020, total operating expenses were $39,642,000, an increase of approximately $7,254,000 from the same period in 2019. The increase was primarily due to approximately $4,800,000 from the acquisitions of two businesses in the first quarter of 2020. An increase in bad debt expense was partially offset by lower facility costs due to the adoption of IFRS 16, Leases (see Note 2 to the interim condensed consolidated interim financial statements).

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Depreciation expense

Depreciation expense increased by approximately $1,626,000 to $4,850,000 for the three months ended June 30, 2020. Approximately $600,000 was due to the acquisitions of two businesses in the first quarter of 2020, and approximately $600,000 was due to the adoption of IFRS 16, Leases (see Note 2 to the interim condensed consolidated interim financial statements). The remaining increase is primarily due to increased depreciation on monitoring equipment added in the second half of 2019 and the first half of 2020.

Depreciation expense increased by approximately $4,407,000 to $13,651,000 for the nine months ended June 30, 2020. Approximately $1,600,000 was due to the two acquisitions of two businesses in the first quarter of 2020 and approximately $1,500,000 was due to the adoption of IFRS 16, Leases (see Note 2 to the interim condensed consolidated interim financial statements). The remaining increase is due to increased depreciation on monitoring equipment added in the second half of 2019 and the first half of 2020.

Stock-based compensation

For the three and nine months ended June 30, 2020, stock-based compensation was $73,000 and $207,000, respectively, compared to $446,000 and $1,337,000 in the respective periods of the prior year. The decline is due to options becoming fully vested during the year ended September 30, 2019.

Interest expense and accretion expense

Interest expense on debentures for the three months ended June 30, 2020 decreased to $300,000 from $430,000 for the three months ended June 30, 2019, as the prior year contained a period with two debentures outstanding. The Company issued new debentures on March 7, 2019 for $15,000,000, bearing an interest rate of 8.0%, but did not pay off the prior debentures of $8,625,000 bearing an interest rate of 7.5% until May 2019. Other interest expense for the three months ended June 30, 2020 of $351,000 increased from $171,000 for the three months ended June 30, 2019, primarily due to having a higher lease liability balance from the adoption of IFRS 16, Leases. The accretion expense in 2019 related to the debentures that were repaid in May 2019.

Interest expense on debentures for the nine months ended June 30, 2020 increased to $900,000 from $753,000 for the nine months ended June 30, 2019, due to the current debentures having a face value and higher interest rate than the prior debentures. The Company issued new debentures on March 7, 2019 for $15,000,000, bearing an interest rate of 8.0%, as compared to the prior debentures of $8,625,000 bearing an interest rate of 7.5%. Other interest expense for the nine months ended June 30, 2020 of $975,000 increased from $489,000 for the three months ended June 30, 2019, primarily due to having a higher lease liability balance from the adoption of IFRS 16, Leases. The accretion expense in 2019 related to the debentures that were repaid in May 2019.

Change in fair value of debentures and derivative

For the three and nine months ended June 30, 2020, the change in fair value of debentures and derivative was a loss of $3,314,000 and $1,500,000, respectively, and was due to the increase in the trading price of the debenture. For the three and nine months ended June 30, 2019, the change in fair value of debentures and derivative was a small gain as the result of changes in the fair value of outstanding warrants.

FINANCIAL POSITION
	As at	As at
	June 30, 2020	September 30, 2019
Cash	$44,678	$12,855
Accounts receivable	11,599	12,390
Inventory	7,314	4,738
Other current assets	1,263	800
Total current assets	64,854	30,783
Property and equipment	24,416	19,496
Intangible and other assets	6,951	4,886
Total assets	$96,221	$55,165
Total current liabilities, including current portion of lease liabilities	$33,399	$21,081
Long-term debt and other long-term liabilities	24,552	16,839
Total liabilities	57,951	37,920
Total shareholders’ equity	38,270	17,245
Total liabilities and shareholders’ equity	$96,221	$55,165

Liquidity

At June 30, 2020, the Company had cash on hand of $44,678,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities as they come due by continuously monitoring actual and expected cash flows and monitoring financial market conditions for signs of weakness.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

As of June 30, 2020, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $33,399,000 liabilities that are due within one year but has $64,854,000 of current assets to meet those obligations.

Capital Resources

The Company’s shareholders’ equity totaled $38,270,000 at June 30, 2020 and had debentures with a face amount of $15,000,000. Additionally, the Company had lease liabilities with a principal amount of $15,480,000.

The Company plans to raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through debt instruments, equity capital raised by way of private placements, and convertible notes. There can be no assurance that the Company will be able to continue raising capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash and short-term guarantee deposits, held with major Canadian and US financial institutions.

On June 29, 2020, the Company completed a public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 25,001,000, 1,750,000 and 927,826 units, respectively. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Issuance costs of $2,546,000 in cash, including underwriters’ commissions of $1,692,000 were incurred, resulting in net proceeds to the Company of $29,835,000

The net proceeds will be used to increase the cash position of the Company without any other current known or specified near- or medium-term purpose. The Company believes it is prudent to secure capital to ensure that the Company maintains sufficient liquidity and capital resources in the near- to medium-term. In addition, the Company wishes to ensure that it has sufficient cash on hand in order to complete strategic acquisitions in the future if, as, and when any such opportunities arise. The Company has spent the last several years building and solidifying its platform and now believes there are opportunities to pivot into a strategy more focused on growth. The Company intends to use the net proceeds to strengthen its balance sheet to ensure that it is well positioned to aggressively pursue its corporate strategy to grow the business, both organically and via acquisition. The Company continues to pursue additional accretive acquisitions that are designed to build scale, within markets currently served and new markets. The focus remains on strategic locations driven by product mix, distribution volumes, and the ability to consolidate distribution channels to drive operating efficiencies and maximize earnings accretion. The Company is focused on targets with stable revenue generation and consistent EBITDA margins, to which it can add expanded product offerings, improved cost of goods sold through purchasing volume, and efficiencies across the operations.

The anticipated use of net proceeds as detailed above is based on the best estimates prepared by management of the Company. Actual expenditures may differ from the expectations set forth above. The stated business objectives of the Company are to remain focused on the continued operations of its business, while looking for opportunities to increase revenue and reduce costs in an effort to improve margins, which can, if the opportunity arises, include one or more strategic acquisitions.

Until applied, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of $1.60 per share. The Company issued compensation options to the underwriter for 1,471,305 shares at the issue price of $1.15 for a period of two years from the closing of the offering.

The Company had the following equity instruments outstanding at June 30, 2020 and September 30, 2019:

	As at June 30, 2020 (000’s)	As at September 30, 2019 (000’s)
Common shares	111,845	83,589
Compensation Options	519	886
Warrants	13,839	-
Options - employees and consultants	10,716	11,392

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Commitments and Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, none of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Summary of Quarterly Operating Results from continuing operations

A summary of quarterly results for the eight most recently completed quarters are as follows:

	Quarter ended June 30, 2020	Quarter ended March 31, 2020	Quarter ended December 31, 2019	Quarter ended September 30, 2019
Revenue	$25,735	$24,028	$21,846	$19,470
Net income (loss) from continuing operations	(3,382)	2,820	(4,507)	4,400
Net income (loss) per share – continuing operations	$(0.04)	$0.03	$(0.06)	$0.05

	Quarter ended June 30, 2019	Quarter ended March 31, 2019	Quarter ended December 31, 2018	Quarter ended September 30, 2018
Revenue	$20,164	$20,824	$20,509	$18,041
Net income (loss) from continuing operations	(12,564)	(591)	(917)	679
Net income (loss) per share – continuing operations	$(0.15)	$(0.01)	$(0.01)	$0.01

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter.

Related party transactions

The Company entered into six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities, and maintenance.

Payments of approximately $59,000 and $56,000 were made to members of the Board of Directors for three months ended June 30, 2020 and 2019, respectively. Payments of $172,000 and $181,000 were made to the board for the nine months ended June 30, 2020 and 2019, respectively.

Key management personnel also participate in the Company’s share option program. The Company paid or accrued compensation to key management personnel the following:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019
Salaries and Benefits	$272	$237	$796	$1,225
Stock-based compensation	-	296	-	858
Total	$272	$533	$796	$2,083

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

The Company is not required to certify the design and evaluation of its disclosure controls and procedures and internal controls over financial reporting and has not completed such an evaluation.

There were no substantive changes in the Company’s disclosure controls and procedures and internal controls over financial reporting during the period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal controls over financial reporting.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the interim condensed consolidated financial statements. We constantly evaluate these estimates and assumptions.

We base our estimates and assumptions on experience and other factors that are deemed reasonable under the circumstances. This involves varying degrees of judgment and uncertainty, thus the amounts currently reported in the interim condensed consolidated financial statements could prove to be inaccurate in the future.

We consider the estimates and assumptions described in this section to be an important part in understanding the interim condensed consolidated financial statements. These estimates and assumptions are subject to change, as they rely heavily on management’ s judgment and are based on factors that are inherently uncertain.

Revenue recognition

Revenue consists of net patient service revenue. Net patient service revenue is recognized at the time services are provided net of contractual adjustments based on an evaluation of expected collections resulting from the analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the differences between the rates charged for services and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

Accounts receivable

Accounts receivable are recorded at the time revenue is recognized and are presented on the balance sheet net of an allowance for uncollectible accounts. It is possible that our estimates of the allowance for uncollectible accounts could change, which could have a material impact on our operations and cash flows.

The Company will write-off receivables when the likelihood for collection is remote or and when the Company believes collection efforts have been fully exhausted and it does not intend to devote additional resources in attempting to collect.

Stock-based compensation

The Company accounts for stock-based compensation, including employee and consultant stock options, stock grants to consultants, underwriter compensation options, and warrants, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and warrants at the date of grant is amortized over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. The Company accounts for forfeitures as they occur.

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes and the Company’s income tax provisions reflect management’s interpretation of country-specific tax law. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and may remain uncertain for several years after their occurrence. The Company recognizes assets and liabilities for taxation when it is probable that the relevant taxation authority will require the Company to receive or pay taxes.

Where the outcome of the determination of tax assets and liabilities is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes provision in the period in which such determination is made. Changes in tax law or changes in the way tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying value of assets and liabilities and their respective income tax bases. Deferred income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The calculation of current and deferred income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying value of assets and liabilities. The current and deferred income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and deferred tax assets and liabilities on the consolidated statements of financial position and a charge to or recovery of income tax expense.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Acquisition accounting

Accounting for business combinations requires the allocation of the Company’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Company uses all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset or group of assets may be used to determine fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

Discontinued operations

An operation is qualified as discontinued when it represents a separate major line of business and has been sold, or when the criteria for classification as an asset held for distribution have been met.

Discontinued operations are presented on the statement of income (loss) and comprehensive income (loss) for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell.

Significant accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements.

Functional currency

Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices. The interim condensed consolidated financial statements of the Company are presented in Canadian dollars, which is the parent company’s presentation currency, but which differs from its functional currency, the US dollar, which was determined using managements assumption that the primary economic environment from which it will derive its revenues and the expenses incurred to generate those revenues is the US.

Segment reporting

Management has assessed the information that is provided to the chief operating decision maker and how the business is monitored and has exercised judgment in determining that there is only one operating segment.

Asset impairment and cash generating units

For purposes of the asset impairment testing, the Company identifies cash generating units as the smallest identifiable groups of assets that generate independent cash inflows. Impairment testing is performed on these groups of assets on an annual basis or when events or circumstances indicate that the cash generating unit may become impaired considering the assessed and projected recoverable values of the cash generating unit. The Company has elected to perform the annual impairment testing in the fourth quarter.

Valuation of derivative instruments

Management has exercised judgment in the determination of the fair value of the derivative instruments. Estimating fair value for the derivatives requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires the judgment in the determination of the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility and dividend yield and making assumptions about them.

Recognition of leases

Management has exercised judgment in the determination of whether a contract to rent equipment represents a financing lease. Using historical returns and other operational data management has determined that in cases where the Company is the lessor, no rental agreements represent financing leases.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Business Acquisitions

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Central Oxygen Inc., an Indiana company. Total consideration was $395,000 in cash and stock.

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Riverside Medical Inc., a Tennessee company. Total consideration was $131,000 in cash.

Effective October 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Cooley Medical Equipment, Inc., a Kentucky company, Total consideration was $3,617,000, of which $3,089,000 was paid in cash at closing, and the balance of $528,000 to be paid on the 18-month anniversary of the acquisition discounted at 3.86%.

Effective December 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Acadia Medical Supply, Inc., a Maine company. Total consideration was $1,961,000, of which $1,334,000 was paid in cash at closing, and the balance of $627,000 to be paid on the one- and two-year anniversaries of the acquisition discounted at 3.86%.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’ s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’ s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities.

The Company realizes virtually all of its sales and makes a significant amount of its purchases in US dollars. Consequently, assets and liabilities are exposed to foreign exchange fluctuations.

The Company monitors and forecasts the values of net foreign currency cash flow and statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at June 30, 2020, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would not result in a significant effect in net loss. The Company has not employed any currency hedging programs during the periods ended June 30, 2020 or 2019.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal conditions, by continuously monitoring actual and budgeted cash flows.

As of June 30, 2020, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $33,399,000 of liabilities that are due within one year. The Company has $64.854,000 of current assets to meet those obligations.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the convertible notes is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

RISK FACTORS

While it is impossible to identify all such risk factors, factors that could cause actual results to differ materially from those estimated by us include:

Market Price of the Company Shares

The Company Shares are listed and posted for trading on the TSX Venture Exchange. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution

The Company will require additional funds in respect of the further development of the company through acquisition. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of the Company Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company Shares and could impair The Company’s ability to raise capital through future sales of the Company Shares. The Company may from time to time have previously issued securities at an effective price per share which will be lower than the market price of the Company Shares. Accordingly, certain shareholders of The Company may have an investment profit in the Company Shares that they may seek to liquidate.

Limited History of Operations

The Company has a limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Reimbursement Rates May Decline / Competitive Bid

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates for much of the US health care market have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Specifically, the Centers for Medicare & Medicaid Services (“CMS”) oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories for which it has bid. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment for certain of the Company’s products. This presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. If the Company fails to achieve certain volume of sales, prices of inventory may increase. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to achieve revenue targets. Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company.

Reliance Upon Few Payors

The Company will earn revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the US government being the primary entity making payments. If the Medicare program were to slow payments of receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company will require certain licenses and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain, or renew any such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. The ability of the Company to collect certain revenues in the future will depend on the Company receiving approval of an independent diagnostic testing facility and entering into an agreement with Medicare. There is no guarantee that the Company will meet these conditions. The Company will be subject to regulation from United States federal and state authorities. Regulatory action could disrupt its ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

Highly Competitive Market

The Company will participate in a highly competitive market, which may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Foreign Subsidiaries

The Company plans to conduct all its operations through respective United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Attraction and Retention of Key Personnel Including Directors

The Company will have a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of The Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of The Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with The Company or that replacement personnel with comparable skills can be found. The Company will be dependent on the services of key executives, including the directors of The Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of The Company, the loss of these persons or The Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Dividends

The Company currently intends to retain future earnings to finance the operation, development, and expansion of its business. The Company does not anticipate paying cash dividends on the Company Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Company Board and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Company Board may consider relevant. Accordingly, investors will only see a return on their investment if the value of the Company Shares appreciates.

Discretion in the Use of Available Funds

Management will have broad discretion concerning the use of the available funds of the Company as well as the timing of their expenditures. As a result, shareholders and investors will be relying on the judgment of management of the Company on completion of the Arrangement for the application of the available funds of the Company (see “Available Funds and Principal Purposes” above). Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

Some of the directors and officers of the Company are engaged and will continue to be engaged as directors and officers of other companies in the search for additional business opportunities on behalf of such other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures.

Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with The Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporations Act (British Columbia). Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business will continue to be subject to several risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability. The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The Company’s industry is highly regulated, and the Company may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. As the Company will likely be unable to obtain traditional debt financing until it has a profitable and longer operating history, the initial primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule threeg3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, The Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of The Company’s assets are located in the United States; or (iii) The Company’s business is administered principally in the United States. Based on information available as at the date hereof, approximately 26.7% of the Company’s outstanding voting securities are anticipated to be directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q, and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the Securities Act of 1933, as amended, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All the Company’s revenue generating operations will occur in the United States. The Company will be subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

•	compliance with laws of the United States that will apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;

•	instability in economic or political conditions, including inflation, recession, and political uncertainty;

•	potential adverse tax consequences; and

•	litigation in United States courts.

In addition, the Company will be exposed to foreign exchange risk as a result of substantially all its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Company reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that The Company incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Company’s financial condition and results of operations in future periods.

The Company will continue to translate the assets and liabilities of its United States dollar functional currency subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Company will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS June 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

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